SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. )

                                 VENTURIAN CORP.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   923304 10 9
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                Gary B. Rappaport
                             Venturian Holdings, LLC
                              11111 Excelsior Blvd.
                                Hopkins, MN 55343
                                 (952) 931-2500


                                 With a copy to:
                            Martin R. Rosenbaum, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200

          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 11, 2001
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 923304 10 9                                                   Page 1 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Venturian Holdings, LLC           41-2000237
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             0
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
           REPORTING                        9.   SOLE DISPOSITIVE POWER
            PERSON                               0
             WITH                           ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           OO

CUSIP No.  923304 10 9                                              Page 2 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Gary B. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             137,175
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              208,996
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                137,175
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 208,996
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  346,171
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  25.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                              Page 3 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Gary Trust under the will of Max E. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             53,001
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                53,001
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,001
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  4.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           OO

CUSIP No.  923304 10 9                                              Page 4 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Linda Trust under the will of Max E. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             36,854
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                36,854
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  36,854
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  2.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           OO

CUSIP No.  923304 10 9                                              Page 5 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Marital Trust under the will of Max E. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             46,303
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                46,303
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  46,303
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  3.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           OO

CUSIP No.  923304 10 9                                              Page 6 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Susan H. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             3,979
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                3,979
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,979
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                              Page 7 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Debra L. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             15,402
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                15,402
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,402
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                              Page 8 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Melissa A. Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             15,148
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                15,148
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,148
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                              Page 9 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Linda Nathanson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             12,860
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                12,860
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,860
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 10 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Michael Nathanson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             12,282
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                12,282
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,282
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 11 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Linda Nathanson, custodian for Amy Nathanson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             12,114
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                12,114
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,114
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 12 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Beatrice Fligelman Irrevocable Trust No. 2
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             7,189
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                7,189
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,189
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 13 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Stuart Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             22,841
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                22,841
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  22,841
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 14 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Richard Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             14,921
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                14,921
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,921
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 15 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Robert Rappaport
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             0
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                0
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 16 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Jon Kutler
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             39,800
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              73,705
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                39,800
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 73,705
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  113,505
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  8.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 17 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Dean Greenberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             20,950
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                20,950
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  20,950
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 18 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Henri Jacob
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             38,663
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                38,663
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,663
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  3.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 19 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         J. Stephen Schmidt
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             68,058
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              0
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                68,058
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  68,058
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  5.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

CUSIP No.  923304 10 9                                             Page 20 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Quarterdeck Public Equities, LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             73,705
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              39,800
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                73,705
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 39,800
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  113,505
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  8.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           OO

CUSIP No.  923304 10 9                                             Page 21 of 21
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Quarterdeck Equity Partners, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER
           NUMBER OF                             0
            SHARES                          ------------------------------------
         BENEFICIALLY                       8.   SHARED VOTING POWER
           OWNED BY                              113,505
             EACH                           ------------------------------------
            PERSON                          9.   SOLE DISPOSITIVE POWER
             WITH                                0
                                            ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER
                                                 113,505
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  113,505
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  8.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           CO

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $1.00 par value, of Venturian Corp., a Minnesota corporation ("Venturian"). The address of Venturian's principal executive office is 11111 Excelsior Blvd., Hopkins, MN 55343.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)The name, address, and principal business or occupation of each of the persons filing this Schedule 13D (the "Filing Persons") are listed below:

1. Venturian Holdings, LLC is a Delaware limited liability company. It was formed for the purpose of acquiring Venturian and conducts no other business. Gary B. Rappaport is its sole member, manager and governor. Its principal office is located at 11111 Excelsior Blvd., Hopkins, MN 55343.

2.       Gary B. Rappaport
         Chairman and Chief Executive Officer of Venturian
         11111 Excelsior Blvd.
         Hopkins, MN 55343

3. The Gary Trust under the will of Max E. Rappaport is a trust for the benefit of Gary B. Rappaport as to corpus and capital gains and Beatrice Fligelman (mother of Mr. Rappaport) as to current income. 3100 North Ocean Boulevard, Apt. #2402
         Ft. Lauderdale, FL 33308

4. The Linda Trust under the will of Max E. Rappaport is a trust for the benefit of Linda Nathanson as to corpus and capital gains and Beatrice Fligelman (mother of Mr. Rappaport) as to current income.
         3100 North Ocean Boulevard, Apt. #2402
         Ft. Lauderdale, FL 33308

5. The Marital Trust under the will of Max E. Rappaport is a trust for the benefit of Beatrice Fligelman.
         3100 North Ocean Boulevard, Apt. #2402
         Ft. Lauderdale, FL 33308

6.       Susan H. Rappaport
         Artist
         3940 Walden Shores Road
         Deephaven, MN 55391

7.       Debra L. Rappaport
         Rabbinical student, former director of Venturian Corp.

         340 West Allens Lane
         Philadelphia, PA 19119

8.       Melissa E. Rappaport
         Vice President of Business Development, Capella Education Company Capella University
         222 South 9th Street
         20th Floor
         Minneapolis, MN 55402

9.       Linda Nathanson
         Investor
         101 Ocean Ave., Apt. #C600
         Santa Monica, CA 90402

10.      Michael Nathanson
         Website Developer
         201 Ocean Ave., Apt. #P1615
         Santa Monica, CA 90402

11.      Linda Nathanson, custodian for Amy Nathanson
         Amy Nathanson is the minor child of Linda Nathanson.
         101 Ocean Ave., Apt. #C600
         Santa Monica, CA 90402

12. The Beatrice Fligelman Irrevocable Trust #2 is a trust for the benefit of Amy and Michael Nathanson.
         101 Ocean Ave., Apt. #C600
         Santa Monica, CA 90402

13.      Stuart Rappaport
         Owner, Dealer, Perfection Motor Car (Honda Dealer)
         6012 Academy Northeast
         Albuquerque, NM 87109

14.      Richard Rappaport
         Investor
         2725 Quentin Ave. So.
         Minneapolis, MN 55416

15.      Robert Rappaport
         Professional Real Estate Investor
         Consolidated Investment Properties, Inc.
         11111 Excelsior Boulevard
         Hopkins, MN 55343

16.      Jon Kutler
         Chairman
         Quarterdeck Equity Partners, Inc.
         10100 Santa Monica Boulevard, Suite 1425
         Los Angeles, CA 90067

17.      Dean Greenberg
         Investor, Owner-Operator, Newport Cold Storage, Inc.
         P.O. Box 128
         Newport, MN 55055

18.      Henri Jacob
         Investor, Marketing Consultant
         3200 N. Ocean Blvd., Apt. #802
         Ft. Lauderdale, FL 33308

19.      J. Stephen Schmidt
         Investor, Venture Capitalist
         TNB Holdings, Inc.
         420 E. Main Street, Suite 203
         Anoka, MN 55303

20. Quarterdeck Public Equities, LLC is a Delaware limited liability company. Quarterdeck Equity Partners, Inc. is the sole managing member of Quarterdeck Public Equities, LLC.
         10100 Santa Monica Boulevard, Suite 1425
         Los Angeles, CA 90067

21. Quarterdeck Equity Partners, Inc. is a Delaware corporation and the sole managing member of Quarterdeck Public Equities, LLC. Quarterdeck Equity Partners, Inc. is controlled by Jon Kutler.
         10100 Santa Monica Boulevard, Suite 1425
         Los Angeles, CA 90067

(d)-(e) During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person listed above is a citizen of the United States of America, and each entity listed above is organized under United States law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         The Filing Persons, with the exception of Robert Rappaport and Venturian Holdings, LLC, are holders of common stock of Venturian, and with the exception of J. Stephen Schmidt, are members or prospective members of Venturian Holdings, LLC (the Filing Persons who are shareholders in Venturian, with the exception of J. Stephen Schmidt, are hereinafter referred to as the "Shareholders"). Venturian Holdings, LLC is a Delaware limited liability company organized by Gary B. Rappaport ("Venturian Holdings"). Gary B. Rappaport and Robert Rappaport have agreed to make capital contributions to Venturian Holdings, as discussed below, and J. Stephen Schmidt has agreed to vote in favor of the Merger and Asset Sale (as defined below) although he will not participate in Venturian Holdings, LLC. The Shareholders own approximately 40% of the outstanding Venturian common stock as of April 11, 2001. Additionally, J. Stephen Schmidt owns approximately 5% of the outstanding Venturian common stock. Gary B. Rappaport is the Chairman and Chief Executive Officer of Venturian, and his daughter Melissa E. Rappaport is a director of the company.

         On December 4, 2000, Gary B. Rappaport, on behalf of a group of shareholders to be formed, presented a preliminary expression of interest in acquiring Venturian. Venturian issued a press release on December 26, 2000 announcing that it had received an offer from certain shareholders, principally Mr. Rappaport, to take the company private. Pursuant to that proposal, an entity to be formed by the shareholders would merge with and into Venturian, and holders of Venturian common stock other than the shareholders forming the entity would receive $3.00 per share cash. Venturian's Board of Directors formed a Special Committee to evaluate the offer.

         In January 2001, a principal of NorcaTec, LLC, a New York limited liability company ("NorcaTec"), contacted Mr. Rappaport to inquire about the possibility of purchasing the assets of Napco International Inc. ("Napco"), a subsidiary of Venturian (the "Asset Sale"). Venturian entered into negotiations with NorcaTec relating to the terms of an asset purchase agreement. In February, a draft merger agreement between Venturian and an entity to be formed by the group of shareholders was circulated. The Special Committee retained Dougherty & Company, LLC ("Dougherty") in March to render a fairness opinion to the Special Committee on the Merger (defined below) and Asset Sale.

         Venturian Holdings was organized by Gary B. Rappaport on March 14, 2001. Gary B. Rappaport is currently the sole member and manager of Venturian Holdings. Venturian Holdings presented a new offer to the Venturian Board of Directors on April 5, 2001. This proposal provided that Venturian would merge with and into Venturian Holdings, with Venturian Holdings being the surviving entity (the "Merger"). Holders of common stock other than the Shareholders, Venturian and Venturian Holdings and their subsidiaries, and shareholders exercising dissenters' rights, would receive $5.00 cash per share; common stock held by the Shareholders would be converted into units of membership interest in Venturian Holdings on a one-to-one basis. Conditions to the Merger would include consummation of the Asset Sale. As of the effective time of the Merger, the

Certificate of Formation and Limited Liability Company Agreement of Venturian Holdings would become the organizational documents of the surviving entity. It is anticipated that as of the effective time of the Merger, Melissa E. Rappaport will be elected as Secretary of Venturian Holdings, and Ms. Rappaport, Jon Kutler and Robert Rappaport will be elected as governors of Venturian Holdings.

          Financing for the cash payments in the Merger will consist of capital contributions in the amount of an aggregate of $1,296,065 to be made by Gary B. Rappaport and Robert Rappaport, and the proceeds of the Asset Sale. Robert Rappaport expects to obtain bank financing for the amount of his capital contribution secured by his membership interest in Venturian Holdings. JATA LLC, a New York limited liability company and wholly owned subsidiary of NorcaTec ("JATA"), has agreed to purchase the Napco assets for either $2,000,000 or $2,600,000, depending on whether International Precision Machining, Inc., a Napco subsidiary, is included in the purchase. This purchase price is subject to certain other adjustments described in the asset purchase agreement. As of April 11, 2001, approximately 777,019 shares of Venturian common stock were held by persons other than the Shareholders, Venturian, Venturian Holdings, and their subsidiaries. The Filing Persons estimate an additional cost of approximately $159,114, to be paid in exchange for the cancellation of options to purchase Venturian common stock.

         The Special Committee engaged in discussions with Dougherty on April 6 and April 8, 2001, and Dougherty delivered its written report to the Special Committee on April 10, 2001. On April 11, 2001, the Special Committee met and received a presentation from Dougherty. The Committee determined that the Asset Sale and Merger were fair, and recommended to the Board of Directors that it recommend to Venturian's shareholders to approve Venturian Holding's offer. That same day, the Board of Directors considered the Special Committee's recommendation and determined that the Asset Sale and Merger are advisable, fair to and in the best interests of the shareholders, and approved and adopted the Asset Sale and Merger, and recommended to the shareholders that they vote in favor of the Asset Sale and Merger. The Agreement and Plan of Merger ("Merger Agreement") and Asset Purchase Agreement were then executed. Venturian and JATA also entered into an Interim Management Agreement providing that JATA would assume management responsibilities and control of all assets and liabilities of Napco subject to the Asset Purchase Agreement, effective until closing of the transaction or termination of the Asset Purchase Agreement.

         The above descriptions of the Agreement and Plan of Merger, by and between Venturian and Venturian Holdings, dated April 11, 2001, Asset Purchase Agreement, by and among JATA, NorcaTec, Venturian, and Napco, dated April 11, 2001, and Interim Management Agreement, by and among JATA, NorcaTec, Venturian, and Napco, dated April 11, 2001, are qualified in their entirety by reference to the full text of these agreements, which are attached hereto as Exhibits 2, 3 and 4.

         Except as provided herein or in the Exhibits hereto, the Filing Persons have no plans or proposals with respect to the transactions listed in
Item 4 (a)-(j) of this Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a), (b) The Filing Persons beneficially own the number of shares of Venturian common stock listed below. Unless otherwise indicated, each Filing Person has the sole power to vote or direct the vote, and to dispose of or direct the disposition of, each share of common stock held by such person.

                                                             Percentage of Total
Reporting Person                     Number of Shares        Shares Outstanding
----------------                     ----------------        -------------------
Venturian Holdings, LLC              0                       0%

Gary B. Rappaport                    137,175 (direct)   (1)  25.8%
                                     208,996 (indirect) (2)
Gary Trust under the will
of Max E. Rappaport                  53,001                  4.1%

Linda Trust under the
Will of Max E. Rappaport             36,854                  2.8%

Marital Trust under the will
of Max E. Rappaport                  46,303                  3.6%

Susan H. Rappaport                   3,979                   0.3%

Debra L. Rappaport                   15,402                  1.2%

Melissa E. Rappaport                 15,148                  1.2%

Linda Nathanson                      12,860                  1.0%

Michael Nathanson                    12,282                  0.9%

Linda Nathanson, custodian
for Amy Nathanson                    12,114                  0.9%

Beatrice Fligelman
Irrevocable Trust No. 2               7,189                  0.5%

Stuart Rappaport                     22,841                  1.8%

Richard Rappaport                    14,921                  1.1%

Robert Rappaport                     0                       0%

Jon Kutler                           39,800 (direct)         8.6%
                                     73,705 (indirect)  (3)

Dean Greenberg                       20,950                  1.6%

Henri Jacob                          38,663                  3.0%

J. Stephen Schmidt                   68,058                  5.2%

Quarterdeck Public Equities, LLC     73,705 (direct)
                                     39,800 (indirect)  (4)  8.6%

Quarterdeck Equity Partners, Inc.   113,505 (indirect)  (5)  8.6%

(1) Includes 42,460 shares of Venturian common stock, which Mr. Rappaport could acquire (but has not yet purchased) pursuant to presently exercisable options. Mr. Rappaport does not intend to exercise these options prior to the effective time of the Merger, and does not expect to receive cash in exchange for these options pursuant to the terms of the Merger Agreement.

(2) These shares are owned by trusts created under the will of Max E. Rappaport, deceased, for the benefit of his wife and two children (including Gary B. Rappaport, a trustee of said trusts). Mr. Rappaport shares the voting and investment power with respect to said shares in his capacity as co-trustee of said trusts with Beatrice Fligelman, his mother and co-trustee of each of the trusts. Ms. Fligelman is retired, and her address is 3100 N. Ocean Blvd., #2402, Fort Lauderdale, FL 33308. Also includes 72,838 shares held by the Venturian Group Profit Sharing/401(k) Plan. Mr. Rappaport holds voting and dispositive power with respect to these shares. However, Venturian's three directors who are not Filing Persons (Anthony S. Cleberg, Morris M. Sherman, and Charles B. Langevin) will direct the Charles Schwab Company, the trustee for the Plan, to vote the shares held by the Plan at the Special Meeting of Venturian Corp. shareholders relating to the Merger and the Asset Sale.

(3) These shares are owned by Quarterdeck Public Equities, LLC, which is controlled by Jon Kutler.

(4) These shares are owned by Jon Kutler.

(5) Includes 39,800 shares owned by Jon Kutler and 73,705 shares owned by Quarterdeck Public Equities, LLC. Quarterdeck Equity Partners, Inc. is the sole managing member of Quarterdeck Public Equities, LLC and is controlled by Jon Kutler.

         (c) There have not been any transactions in Venturian common stock effected by or for the account of any of the Filing Persons in the last 60 days.

         (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each of the Shareholders and J. Stephen Schmidt has entered into an agreement with JATA to vote their shares of Venturian common stock in favor of the Merger. Each of the Shareholders has also entered into an Agreement to Terms with Venturian Holdings, requiring them to vote in favor of the Merger.

         Pursuant to the terms of Venturian's Loan Program for Key Executive Officers, Venturian may make loans to certain officers and directors in amounts up to an aggregate of $1,000,000, to enable them to acquire up to an aggregate of 100,000 shares of Venturian common stock. Upon the request of any such officer or director, Venturian will purchase all or any common stock acquired by means of such a loan from the officer or director for cash, at a price which bears the same ratio to the book value of the shares (as of the previous fiscal year end) as the acquisition cost bore to the book value of the shares (as of the fiscal year end previous to the acquisition). During 1984 and 1985, Gary B. Rappaport made purchases of an aggregate 14,347 shares of Venturian common stock under this program. Mr. Rappaport currently has the right to require Venturian to purchase this common stock from him for an aggregate purchase price of $79,773, or a weighted average price of $5.56 per share. Mr. Rappaport does not intend to require this purchase. Mr. Rappaport currently owes Venturian $70,268 for these purchases which is payable upon Venturian's demand. He has made annual interest payments at the rate of 8% per annum, but he does not intend to repay the principal prior to the Merger.

         Except as set forth above, in the response to Item 4 of this Schedule 13D, or in the Exhibits to this Schedule 13D, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among such persons or with any other person with respect to the securities of Venturian, including, but not limited to, transfer or voting of any securities of Venturian, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1.    Joint Filing Agreement.

99.2. Agreement and Plan of Merger, dated April 11, 2001, by and between Venturian Holdings, LLC and Venturian Corp.

99.3. Asset Purchase Agreement, by and among, JATA LLC, NorcaTec, LLC, Venturian Corp., and Napco International Inc., dated April 11, 2001.

99.4. Interim Management Agreement, by and among JATA, LLC, NorcaTec, LLC, Venturian Corp., and Napco International Inc., dated April 11, 2001.

99.5.    Voting Agreement between each Shareholder and JATA LLC, dated April
         2001.

99.6. Agreement to Terms between each Shareholder and Venturian Holdings, LLC, dated April 2001.

99.7.    Loan Program for Key Executive Officers of Venturian Corp.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


VENTURIAN HOLDINGS, LLC


/s/ Gary B. Rappaport                               /s/ Gary B. Rappaport
----------------------------                        ----------------------------
By Gary B. Rappaport                                Gary B. Rappaport
Its Chief  Executive Manager

Date: May 4, 2001


                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Filing Persons do hereby make, constitute and appoint Gary B. Rappaport the undersigned's true and lawful attorney-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a Filing Person to one or more amendments to this Schedule 13D to be filed with the Securities and Exchange Commission ("SEC"), and to file the same, with all exhibits thereto and other supporting documents, with the SEC.

         The undersigned also grants to said attorney-in-fact full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: May 4, 2001


GARY TRUST UNDER THE WILL OF
MAX E. RAPPAPORT

/s/ Gary B. Rappaport                             /s/ Henri Jacob
------------------------------                    ------------------------------
By Gary B. Rappaport                              Henri Jacob
Its Trustee


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


SIGNATURES TO THE POWER OF ATTORNEY AND SIGNATURE PAGE TO SCHEDULE 13D,
CONTINUED:

LINDA TRUST UNDER THE WILL OF                    MARITAL TRUST UNDER THE WILL OF
MAX E. RAPPAPORT                                 MAX  E. RAPPAPORT

/s/ Gary B. Rappaport                            /s/ Gary B. Rappaport
-----------------------------                    -------------------------------
By  Gary B. Rappaport                            By  Gary B. Rappaport
Its Trustee                                      Its Trustee


/s/ Susan H. Rappaport                           /s/ Debra L. Rappaport
-----------------------------                    -------------------------------
Susan H. Rappaport                               Debra L. Rappaport


/s/ Melissa E. Rappaport                         /s/ Linda Nathanson
-----------------------------                    -------------------------------
Melissa E. Rappaport                             Linda Nathanson


/s/ Michael Nathanson                            /s/ Linda Nathanson
-----------------------------                    -------------------------------
Michael Nathanson                                Linda Nathanson, custodian for
                                                 Amy Nathanson


BEATRICE FLIGELMAN IRREVOCABLE TRUST
NO. 2

/s/ Linda Nathanson                              /s/ Stuart Rappaport
------------------------------------             -------------------------------
By Linda Nathanson                               Stuart Rappaport
Its Trustee


/s/ Richard Rappaport                            /s/ Robert Rappaport
------------------------------------             -------------------------------
Richard Rappaport                                Robert Rappaport


/s/ Jon Kutler                                   /s/ Dean Greenberg
------------------------------------             -------------------------------
Jon Kutler                                       Dean Greenberg


QUARTERDECK PUBLIC EQUITIES, LLC               QUARTERDECK EQUITY PARTNERS, INC.

/s/ Jon Kutler                                 /s/ Jon Kutler
--------------------------------               ---------------------------------
By Jon Kutler                                  By Jon Kutler
Chairman of Quarterdeck Equity                 Its Chairman
Partners, Inc.
Its Managing Member

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